FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 26, 2002

Transcom WorldWide S.A.

(Translation of registrant's name into English)

75 Route de Longwy
L-8080 Bertrange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Total Pages: 4

Transcom WorldWide S.A.

INDEX TO EXHIBITS

Item

1. Press release dated July 26, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transcom WorldWide S.A.

Date: July 26, 2002

By: ______________________

Name:

Title:

Stephen DOWNING
FINANCIAL DIRECTOR
TRANSCOM WORLDWIDE

Item 1

TRANSCOM ACQUIRES CALL CENTER OPERATIONS IN SPAIN AND BOOSTS REVENUES

Transcom WorldWide S.A., the European call center specialist, today announced that it has signed an agreement to acquire 75% of Gestel, one of Spain's leading call center operations, from Banco Santander Central Hispano S.A. Gestel is expected to generate revenues of at least ¬25 million per annum. Transcom has an option to acquire the remaining 25% at a later date from Santander Central Hispano, the third largest bank in the Euro zone, both in terms of market capitalization and net profit. Gestel provides customer relationship management services to the Bank, comprising telephone and Internet banking and legal services for Santander Central Hispano's 8 million retail customers in Spain.

The Company is being acquired with effect from 15th July 2002. The acquisition is being funded entirely from Transcom's operating free cash flow.

Gestel was established in 1996 as the internal call center operation for Santander Central Hispano, which has 115,000 employees and 39 million customers worldwide. Gestel's initial contract with the Bank is for four years. Gestel employs 900 call handling agents in two call centers in the Madrid area.

Gestel provides a full range of CRM services, including inbound call handling and outbound marketing calls, to Retevision, Spain's second largest fixed line telephony company. Retevision had 5 million voice, data and internet customers at the end of 2001. Gestel manages Retevision's two call centers in the Barcelona and Seville regions, which employ 270 call handling agents.

Vigo Carlund, CEO of Transcom WorldWide, commented: "This is our most significant acquisition to date, and further extends our leadership as the call center operation with the widest geographical coverage of any call center operation in Europe. We now have over 7,000 call handling agents in Europe. Gestel's existing client relationships complement Transcom's focus on the banking, telecommunication, media, travel and utility sectors. Furthermore, the call centers in Spain add capacity to our existing facility in León, where we already have 470 call handling agents".

For further information please contact:
Vigo Carlund, President and CEO +46 8 562 000 00
Matthew Hooper, Investor & Press enquiries +44 20 7321 5010